EXHIBIT 99.6

New appointment of President of Telecommunication Laboratories

Date of events:201711/06

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):research and development officer

2.Date of occurrence of the change:2017/11/06

3.Name, title, and resume of the replaced person:none

4.Name, title, and resume of the replacement: Rong-Syh Lin, Vice President of Telecommunication Laboratories and former Vice President of Information Technology Department of the company, Ph.D. in Information Engineering from National Chiao Tung University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):new replacement

6.Reason for the change:new replacement

7.Effective date:the day on which the new President of Telecommunication Laboratories assumes office.

8.Any other matters that need to be specified:none